FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-held Company with Authorized Capital CNPJ/MF nº 47.508.411/0001-56 NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby informs that, on this date, there was a meeting of the Board of Directors (the “Board”) to analyze the report prepared by the Audit Committee (“Report”) regarding the examination of the facts mentioned in the Notice to the Market released on April 19th, 2015.

The scope of the works requested to the Audit Committee by the Board was to investigate: (i) the supposed existence and the origin of the payments, if any, (ii) the corresponding services related thereto; and (iii) the chain of approvals regarding such payments.

The Report presented the following conclusions:

(i)               there were payments in a total of R$ 8,5 million to the law firm Márcio Thomaz Bastos, in the period from December 2009 to May 2011;

(ii)              from this total, R$ 500 thousand corresponded to services which could be verified, in the area of expertise of that law firm;

(iii)             no evidence was found of rendering of the services corresponding to the other payments, neither contracts to support them;

(iv)            the chain of approvals and the procedures in relation to such payments followed the procedures of the Company in force at the time of the events; and

(v)              an agreement was entered into by the Company and Projeto Consultoria Financeira e Econômica Ltda., on February 9th, 2009, to provide services related to the acquisition of a company in the food retail segment. No payments to the consulting firm or services rendered under this or any other contract were identified.

São Paulo, June, 7th 2015.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 7, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.